

Doug Swim · 3rd

Producer, Senior Consultant, Attorney, Physician Assistant, C-Level Executive

Oklahoma City Metropolitan Area · Contact info

500+ connections

Aqueduct Pictures

Oklahoma City University School of Law

Experience

Member, Producer
Aqueduct Pictures · Self-employed
Nov 2020 – Present · 1 yr 3 mos
Florida, United States

Member, Producer
The Adversary · Self-employed
Nov 2020 – Present · 1 yr 3 mos
Georgia, United States

The Adversary Movie LLC is the company which will film the movie titled "THE ADVERSARY"

Member
Sling Bungee LLC · Self-employed
Jan 2019 – Present · 3 yrs 1 mo
Edmond, Oklahoma, United States

Sling Bungee, Sling Bungee Equipment and Sling Bungee Fitness - Licensing World Wide

Senior Consultant
Douglas A. Swim
Jan 2008 – Present · 14 yrs 1 mo

Attorney & Counselor at Law
Private Practice Attorney
2005 – Present · 17 yrs
Oklahoma City, Oklahoma Area

Practice Includes: Adjudication & Mediation of a multitude of legal issues; Corporate and In House Legal; Contract formation, Prosecution & Defense; Legal Entity Formation – LLC etc.; Medical Board License defense; Civil Litigation

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Education

Oklahoma City University School of Law
JD, Law
2002 – 2005

Wichita State University
BS-Physician Assistant, Physician Assistant
1991 – 1995

Kansas City Kansas Community College
AS, Nursing
1991